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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Rock of Ages Corporation
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(Name of Issuer)

Class A Common Stock, par value $0.01 per share
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(Title of Class of Securities)

772632105
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(CUSIP Number)

February 9, 2005
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ x ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. .......................................

1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Leslie N. Cohen, as (i) Personal Representative of the Estate of Douglas M. Schair; (ii) Trustee of the 1997 Douglas M. Schair Family Trust; (iii) Co-Trustee of the 1990 Gillian B. Schair Irrevocable Trust; (iv) Co-Trustee of the 1990 Erica M. Schair Irrevocable Trust ; (v) Co-Trustee of the 1990 Justin H. Schair Irrevocable Trust ; and (vi) Co-Trustee of the 1990 Annemieke L. Schair Irrevocable Trust.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	.........................................................................................................................................................
	(b)	..........................................................................................................................................................

3.	SEC Use Only ............................................................................................................................................

4.	Citizenship or Place of Organization ............................................................................................................
U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 576,303 (includes 6,000 shares subject to options that are exercisable within 60 days)

		6.	Shared Voting Power 800

		7.	Sole Dispositive Power 576,303 (includes 6,000 shares subject to options that are exercisable within 60 days)

		8.	Shared Dispositive Power 800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 577,103 (includes 6,000 shares subject to options that are exercisable within 60 days)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).................................

11.	Percent of Class Represented by Amount in Row (9) 12.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Rock of Ages Corporation
	(b)	Address of Issuer's Principal Executive Offices 772 Graniteville Road Graniteville, Vermont 05654

Item 2.
(a)

Name of Person Filing

Leslie N. Cohen, as (i) Personal Representative of the Estate of Douglas M. Schair; (ii) Trustee of the 1997 Douglas M. Schair Family Trust; (iii) Co-Trustee of the 1990 Gillian B. Schair Irrevocable Trust; (iv) Co-Trustee of the 1990 Erica M. Schair Irrevocable Trust ; (v) Co-Trustee of the 1990 Justin H. Schair Irrevocable Trust ; and (vi) Co-Trustee of the 1990 Annemieke L. Schair Irrevocable Trust.

	(b)	Address of Principal Business Office or, if none, Residence P.O. Box 402 Portland, Maine 04112
	(c)	Citizenship United States
	(d)	Title of Class of Securities Class A Common Stock, par value $0.01 per share ("Common Stock")
	(e)	CUSIP Number 772632105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Leslie N. Cohen is the Personal Representative of the Estate of Douglas M. Schair (the "Estate"), which is the holder of 557,503 shares, including 6,000 shares subject to options exercisable within 60 days. Ms. Cohen is the Trustee of the 1997 Douglas M. Schair Family Trust (the "Family Trust"), which is the holder of 18,800 shares. Ms. Cohen is the Co-Trustee of the 1990 Gillian B. Schair Irrevocable Trust, the 1990 Erica M. Schair Irrevocable Trust, the 1990 Justin H. Schair Irrevocable Trust, and the 1990 Annemieke L. Schair Irrevocable Trust (collectively, the "Individual Trusts"); which are each the holder of 200 shares.

	(b)	Percent of class: 12.3%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 576, 303 (includes 6,000 shares subject to options that are exercisable within 60 days)
		(ii)	Shared power to vote or to direct the vote: 800
		(iii)	Sole power to dispose or to direct the disposition of: 576, 303 (includes 6,000 shares subject to options that are exercisable within 60 days)
		(iv)	Shared power to dispose or to direct the disposition of: 800
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.	Certification
(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2005
---------------------------------
Date

/s/ Leslie N. Cohen
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Signature

Leslie N. Cohen, as Personal Representative
of the Estate, Trustee of the Family Trust and
Co-Trustee of the Individual Trusts
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Name/Title